DELOITTE & TOUCHE LLP

Suite 2400
424 Church Street
SunTrust Center
Nashville, Tennessee 37219-2396



March 27, 1998

Mr. Michael Corbett, Chief Financial Officer
ShoLodge, Inc.
217 West Main Street
Gallatin, Tennessee 37066

Dear Mr. Corbett:

This is to confirm our conversation today whereby we advised you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of ShoLodge, Inc. (the "Company") as of December 28, 1997 and December 29, 1996 and for the three years in the period ended December 28, 1997 by March 30, 1998, the statutory due date for the filing, with the Securities and Exchange Commission, of the Company's Annual Report on Form 10-K for the year ended December 28, 1997.

Your truly,


/s/ Deloitte & Touche LLP